Exhibit 99.5

Status on UK – Gas leak incident at Elgin platform in the North Sea

2, place Jean Millier

La Défense 6

92 400 Courbevoie France

Tel. : 33 (1) 47 44 58 53

Fax : 33 (1) 47 44 58 24

Martin DEFFONTAINES

Laurent KETTENMEYER

Matthieu GOT

Karine KACZKA

Robert HAMMOND (U.S.)

Tel. : (1) 713-483-5070

Fax : (1) 713-483-5629

TOTAL S.A.

Capital 5 909 418 282,50 euros 542 051 180 R.C.S. Nanterre

www.total.com

Paris, March 30, 2012 – Further to the gas leak incident on the plugged G4 production well on Elgin platform, the situation has been stable on site over the last five days and Total is now progressing with actions to stop the leak.

Total’s representatives met the UK Minister for Energy Mr. Charles Hendry on the 30th March to discuss the situation and speak of measures being taken by Total.

Mobilized resources and actions taken

The Group is progressing on actions to stop the leak. Two main solutions are being progressed. The first is to pump heavy mud directly into the well and the second is to drill relief wells to intervene at the source of the gas flow. The Group is mobilizing all means to allow these options to be implemented.

Total has two available drilling rigs under contract in the area, the Sedco 714 and the Rowan Gorilla V, which will be deployed for the drilling of relief wells.

Total’s Crisis Management Teams are located in Aberdeen, Paris and at the Group’s research center in Pau. Their primary objectives are to continue monitoring the incident, evaluate and implement solutions to stop the gas leak, as well as to coordinate work of the different entities, external parties and experts involved in the process.

Total holds regular expert meetings with, and receives many offers of assistance from, its partners on the field and operators of nearby production sites, for which the Group is very grateful. Cooperation and coordination with relevant UK authorities is ongoing.

Site situation is stable

The precise cause of the gas leak is still being investigated and efforts continue to bring it under control. While Total cannot make a direct measurement of the gas leakage rate, based on recorded data and reservoir modeling, its estimates are around 200 000 m3 of gas per day (about 7 Mcf/d).

The gas cloud is fairly small in size and prevailing winds are blowing it away from the platform and dispersing it. An exclusion zone around the platform has been set up by the UK authorities taking into account a wide safety margin.

The very thin sheen of condensates (less than one micron thick) which had formed itself toward the east of the platform is currently reducing due to progressive evaporation.

Total has observed that the size of the flare is diminishing.

For these reasons, the current impact on and risks for the environment are relatively low.

Total continues to actively monitor the situation by using satellites and surveillance spotter planes. Vessels are on standby in the vicinity of Elgin platform, in visual contact with the installation at all times. The Group is working in close cooperation with the UK department of Energy and Climate Change (DECC).
Further information

Total will continue to make regular updates on the situation.
For more information on Elgin platform, please visit Total’s dedicated website: www.elgin.total.com

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